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SEC Mail Processing Section

FEB 29 2016

Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DCCA Securities LLC dba Dinan Capital Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 E. Camelback Road Suite 100
(No. and Street)

Phoenix (City) AZ (State) 85016-4415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Dinan 855-955-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Maastricht, CPA
(Name – *if individual, state last, first, middle name*)

11225 N. 28th Drive Suite D-101 (Address) Phoenix (City) AZ (State) 85029 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Dinan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCCA Securities LLC dba Dinan Capital Advisors, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

~~State of Arizona~~
County of Maricopa

Subscribed and sworn (or affirmed) before me on this 23rd day of February, 2016.

Notary Public's Signature
My Commission Expires: 4/30/2017

Notary Public

Signature

President & CEO

Title


HOLLY L. STORMS
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires
April 30, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Phoenix, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2015

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

DCCA SECURITIES, LLC

Year Ended December 31, 2015

TABLE OF CONTENTS

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
DCCA Securities, LLC:

We have audited the accompanying statement of financial condition of DCCA Securities, LLC dba Dinan Capital Advisors as of December 31, 2015, the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of DCCA Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DCCA Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The supplemental information in schedules I to III has been subjected to audit procedures performed in conjunction with the audit of DCCA Securities, LLC's financial statements. The supplemental information in schedules I to III is the responsibility of DCCA Securities, LLC's management. Our audit procedures included determining whether the supplemental information in schedules I to III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information in schedules I to III. In forming our opinion on the supplemental information in schedules I to III, we evaluated whether the supplemental information in schedules I to III, including its form and content is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion the supplemental information in schedules I to III is fairly stated, in all material respects, in relation to the financial statements as a whole.



Phoenix, Arizona
February 26, 2016

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Financial Condition
December 31, 2015

ASSETS

Current assets:	
Cash	$ 337,979
Accounts receivable	18,403
Prepaid expenses	1,161
Total current assets	357,543
	$ 357,543

MEMBER'S EQUITY

Current liabilities:	
Accrued expenses	$ 1,301
Total current liabilities	1,301
Member's equity:	
Capital	425,000
Accumulated loss	(68,758)
Total member's equity	356,242
	$ 357,543

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Income
For the Year Ended December 31, 2015

Revenue:	
Fee income	$ 426,430
	426,430
Expenses:	
Insurance	1,123
Legal and professional fees	19,108
Advertising	399
Office expenses	5,712
Dues and subscriptions	475
Payroll	202,095
Payroll taxes	21,827
Regulatory fees	9,272
Rent	9,685
Travel	28,594
	298,290
Net income	$ 128,140

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

	Capital	Accumulated Loss	Total
Balance, December 31, 2014	$ 425,000	(196,898)	228,102
Net income		128,140	128,140
Balance, December 31, 2015	$ 425,000	(68,758)	356,242

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 128,140
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(7,002)
Increase in prepaid expenses	(1,161)
Increase in accounts payable	1,301
Net cash provided by operating activities	121,278
Net increase in cash	121,278
Cash at beginning of year	216,701
Cash at end of year	$ 337,979

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Notes to Financial Statements
For the Year Ended December 31, 2015

(1) Operations and Summary of Significant Accounting Policies:

Nature of Company's business:

DCCA Securities, LLC ("the Company") was registered under the laws of the State of Arizona in February, 2011 to operate as a middle-market investment bank providing merger, acquisition, valuation and private placement advisory services to clients.

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, accounts receivable and prepaid expenses, which are carried at fair value.

Expense sharing

The Company has an expense sharing agreement at its home office with its owner, Dinan & Company, LLC, whereby certain expenses, primarily rent, payroll, insurance, furniture and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases (except as stated in footnote 6) or for payroll taxes and related compliance and owns no depreciable assets.

---

(1) Operations and Summary of Significant Accounting Policies (continued):

Advertising Costs

The Company generally expenses the costs of mailers and published advertisements as of the date the advertisements occur. There are no deferred advertising expenses. Advertising expenses were $399 in 2015.

(2) Related party:

Amounts paid to the Company's owner for shared expenses follow:

Payroll	$ 202,095
Payroll taxes	21,827
Rent	3,168
Office	4,242
	$ 231,332

(3) Income taxes:

All income and expense is passed through the Company for tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. . Generally, the Company's tax returns remain open for three years for Federal examination. At December 31, 2015, income tax years that remain subject to examination by major jurisdictions are 2012 to 2015.

(4) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2015, the Company had net capital of $321,678, which was $316,678 in excess of its required capital of $5,000.

(5) Subsequent events:

The Company did not have any subsequent events through February 12, 2016, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2015.

---

(6) Commitments and contingencies:

The Company has a lease commitment for a sales representative's office which expires on December 31, 2016 totaling $5,628. There are no other commitments or contingencies.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE I

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2015

Member's equity (capital) per balance sheet at December 31, 2015		$ 356,242
Less not allowable assets and deductions:		
Accounts receivable	$ 18,403	
Peepaid expenses	1,161	
Fidelity bond deductible	15,000	34,564
Net capital for FINRA requirement purposes as of December 31, 2015		321,678
Net capital required		5,000
Net capital in excess of amount required		$ 316,678

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a) (2).

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2015

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii).

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
DCCA Securities, LLC:

We have reviewed management's statements, identified in the accompanying Exemption Report, in which (1) DCCA Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DCCA Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) DCCA Securities, LLC stated that DCCA Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DCCA Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other related procedures to obtain evidence about DCCA Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Phoenix, Arizona
February 26, 2016

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

DCCA Securities, LLC's Exemption Report

DCCA Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): [(2)(ii)]

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

____

DCCA Securities, LLC

I, Michael Dinan, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: __________________________

Title: President & CEO

February 26, 2016


DINAN
CAPITAL ADVISORS

February 26, 2016

To: Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Fr: Nancy Dinan Martinez, Chief Operating Officer
DCCA Securities, LLC dba Dinan Capital Advisors
Firm CRD #: 157327
SEC File #: 8-68847

Re: Annual Audit Report-2015

To whom it may concern:

Attached are two copies of our 2015 annual audit report along with a copy of Form X-17A-5 Part III for your records.

Please let me know if you require additional information.

Regards,

Nancy Dinan Martinez, Chief Operating Officer
Dinan Capital Advisors

Attachment